UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                              INCYTE GENOMICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45337C-10-2
      ---------------------------------------------------------------------
                                 (CUSIP Number)


                                 BARRY L. BLOOM
                          655 MADISON AVENUE 8TH FLOOR
                               NEW YORK, NY 10021
                                 (212) 521-2930
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 AUGUST 5, 2002
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 20 Pages

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 2 OF 20 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Andrew H. Tisch
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 3,982,135
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              3,982,135
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,982,135
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 3 OF 20 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Daniel R. Tisch
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              52,877
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 3,982,580
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  52,877
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              3,982,580
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,035,457
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 4 OF 20 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               James S. Tisch
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 3,982,135
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              3,982,135
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,982,135
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 5 OF 20 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Thomas J. Tisch
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 4,182,135
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              4,182,135
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,182,135
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 6 OF 20 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Bonnie J. Tisch
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 444
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              444
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               444
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 7 OF 20 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Julian C. Baker
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              27,917
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 1,900,567
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  27,917
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              1,900,567
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,928,484
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------          ------------------------------------
 CUSIP NO. 45337C-10-2                             PAGE 8 OF 20 PAGES
----------------------------------          ------------------------------------
--------------------------------------------------------------------------------
 1      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Felix J. Baker
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                               (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              -0-
                    ------------------------------------------------------------
   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 1,900,567
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
 PERSON WITH                  -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              1,900,567
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,900,567
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (See Instructions)                           [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               2.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

               IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Incyte Genomics, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3160 Porter Drive, Palo Alto, California 94304.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Bonnie J. Tisch, Julian C. Baker and Felix J. Baker (each, a "Reporting Person"). Each of the Reporting Persons is a United States citizen.

         Set forth below is certain information with respect to each of the Reporting Persons:


NAME                 BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION
----                 ----------------             ----------------------------

Andrew H. Tisch      667 Madison Avenue           Member, Management Committee,
                     New York, NY  10021          Loews Corporation (a public
                                                  company primarily engaged in
                                                  insurance and tobacco)

Daniel R. Tisch      c/o Mentor Partners, L.P.    General Partner, Mentor
                     499 Park Avenue              Partners, L.P. (a partnership
                     New York, NY  10022          engaged in investment
                                                  activities)

James S. Tisch       667 Madison Avenue           President and Chief Operating
                     New York, NY  10021          Officer, Loews Corporation (a
                                                  public company primarily
                                                  engaged in insurance and
                                                  tobacco)

Thomas J. Tisch      667 Madison Avenue           Managing Partner of FLF
                     New York, NY  10021          Associates and Manager of Four
                                                  Partners (partnerships engaged
                                                  in investment activities)

Bonnie J. Tisch      c/o Mentor Partners, L.P.    Wife of Daniel R. Tisch
                     499 Park Avenue
                     New York, NY  10022


                               Page 9 of 20 Pages

NAME                 BUSINESS ADDRESS             PRESENT PRINCIPAL OCCUPATION
----                 ----------------             ----------------------------

Julian C. Baker      655 Madison Avenue           Managing Member, Baker Bros.
                     New York, NY  10021          Capital (GP), LLC, Baker
                                                  Biotech Capital (GP), LLC,
                                                  Baker Biotech Capital II (GP),
                                                  LLC and Baker/Tisch Capital
                                                  (GP), LLC (manager of
                                                  partnerships engaged in
                                                  investment activities)

Felix J. Baker       655 Madison Avenue           Managing Member, Baker Bros.
                     New York, NY  10021          Capital (GP), LLC, Baker
                                                  Biotech Capital (GP), LLC,
                                                  Baker Biotech Capital II (GP),
                                                  LLC and Baker/Tisch Capital
                                                  (GP), LLC (manager of
                                                  partnerships engaged in
                                                  investment activities)

         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such loss.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used to purchase the shares of Common Stock reported in the second table under Item 5 below were provided from the available working capital of the entity indicated as making the purchase. The aggregate price of each purchase is included in the second table under Item 5 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the shares of Common Stock referred to in Item 5 solely for investment. Each Reporting Person expects to review his investment position from time to time and may, depending on market conditions or other factors, increase or decrease such investment position. Whether a Reporting Person purchases any additional shares of Common Stock or disposes of any shares of Common Stock and the amount and timing of any such transactions will depend upon each Reporting Person's individual continuing assessment of pertinent factors, including the availability of shares for purchase at particular price levels, the Company's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in the Company and other plans and requirements of the particular Reporting Person.


                              Page 10 of 20 Pages

         Julian C. Baker is a director of the Company, and Felix J. Baker attends and observes meetings of the Company's board of directors.

         At the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of, or pecuniary interest in, any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership or pecuniary interest is expressly reported herein.

         Set forth in the table below is the aggregate number of shares of Common Stock owned by each of the following, together with the percentage of outstanding shares of Common Stock that such owner ownership represents.


                              Page 11 of 20 Pages

                                         AMOUNT AND NATURE OF   PERCENT OF CLASS
NAME OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP    OUTSTANDING (1)
------------------------------------   ----------------------- -----------------

Four Partners                                  3,522,353              5.2%
Four-Fourteen Partners, LLC                      200,000              0.3%
Damial Foundation                                 52,877              0.1%
Andrew H. Tisch (2)                              459,782              0.7%
Daniel R. Tisch (2)                              459,782              0.7%
James S. Tisch (2)                               459,782              0.7%
Thomas J. Tisch (2)                              459,782              0.7%
Bonnie J. Tisch                                      444              0.0%
Baker/Tisch Investments, L.P.                    278,593              0.4%
Baker Bros. Investments, L.P.                    147,964              0.2%
Baker Bros. Investments II, L.P.                  66,040              0.1%
Baker Biotech Fund I, L.P.                       886,855              1.3%
Baker Biotech Fund II, L.P.                      463,457              0.7%
FBB Associates                                    55,658              0.1%
Julian C. Baker                                   27,917(3)           0.1%

Total                                          7,543,286             11.0%

(1) The ownership percentages set forth in the table above are based upon 67,529,022 shares of Common Stock outstanding, as reported on the Company's Form 10-Q for the fiscal quarter ended June 30, 2002, plus the shares that each person listed has the right to acquire upon conversion of 5.5% Convertible Subordinated Notes due 2007 at the presently applicable conversion price of $67.4195 or exercise of non-qualified stock options.

(2) Includes shares held by the Reporting Person in his individual capacity or by a trust in which the Reporting Person is the trustee or managing trustee and has voting or investment control over securities held by such trust.

(3) Represents shares that may be acquired upon exercise of non-qualified stock options.

         Each person listed above has sole power to vote or direct the vote of and to dispose or direct the disposition of the securities listed after such person's name, except as follows:

(1) By virtue of their status as managing trustees of the trusts that are the general partners of Four Partners, a New York general partnership, Andrew
     H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of securities owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.


                              Page 12 of 20 Pages

(2)  By virtue of his status as manager of Four-Fourteen Partners, LLC, Thomas
     J. Tisch may be deemed to be the beneficial owner of securities owned by Four-Fourteen Partners, LLC and to have power to vote or direct the vote of and to dispose or direct the disposition of securities owned by Four-Fourteen Partners, LLC.

(3) Daniel R. Tisch may be deemed to be the beneficial owner of securities owned by Damial Foundation, a Delaware not-for-profit corporation, and to have power to vote or direct the vote of and to dispose or direct the disposition of securities owned by Damial Foundation.

(4) Daniel R. Tisch may be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of securities owned by his wife, Bonnie J. Tisch, as custodian for their son, Michael J. Tisch.

(5) Julian C. Baker and Felix J. Baker, by virtue of their control of entities that have the power to control the investment decisions of Baker/Tisch Investments, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker Biotech Fund I, L.P. and Baker Biotech Fund II, L.P., may each be deemed to be the beneficial owners of securities owned by such entities and may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of securities owned by FBB Associates and to have shared power to vote or direct the vote of and to dispose or direct the disposition of such securities.

         The following purchases of Common Stock were effected by the entities noted below during the 60 days preceding the date hereof. None of the Reporting Persons has effected any other transactions in Common Stock during the 60 days preceding the date hereof. The following transactions were effected through NASDAQ.

                                               NUMBER OF     PRICE/   AGGREGATE
NAME                                  DATE      SHARES       SHARE      AMOUNT
-------------------------------   ----------  -----------  ---------  ----------

Four  Partners                      07/10/02     14,000      $5.37      $75,506

Four  Partners                      07/11/02     48,333      $5.60     $271,453

Four  Partners                      07/16/02      5,100      $6.23      $31,898

Four  Partners                      07/18/02     20,000      $6.14     $123,230

Four  Partners                      07/24/02     12,450      $5.65      $70,601

Four  Partners                      07/24/02     26,600      $5.93     $158,395

Four  Partners                      07/29/02     16,000      $5.90      $94,707

Four  Partners                      07/30/02     36,600      $5.88     $216,064


                              Page 13 of 20 Pages

                                               NUMBER OF     PRICE/   AGGREGATE
NAME                                  DATE      SHARES       SHARE      AMOUNT
-------------------------------   ----------  -----------  ---------  ----------

Four  Partners                      07/31/02     22,200      $6.00     $133,633

Four  Partners                      08/01/02     56,700      $5.94     $338,108

Four  Partners                      08/02/02     19,450      $5.82     $113,569

Four  Partners                      08/05/02     37,000      $5.86     $217,623

Four Partners                       08/06/02     23,300      $6.00     $140,247

Four Partners                       08/07/02    115,900      $5.96     $693,488

Baker Biotech Fund I, L.P.          07/10/02     12,320      $5.37      $66,446

Baker Biotech Fund I, L.P.          07/11/02     42,530      $5.60     $238,861

Baker Biotech Fund I, L.P.          07/16/02      4,500      $6.23      $28,145

Baker Biotech Fund I, L.P.          07/18/02     17,550      $6.14     $108,134

Baker Biotech Fund I, L.P.          07/24/02     10,950      $5.65      $62,095

Baker Biotech Fund I, L.P.          07/24/02     23,400      $5.93     $139,340

Baker Biotech Fund I, L.P.          07/29/02     13,800      $5.90      $81,685

Baker Biotech Fund I, L.P.          07/30/02     32,200      $5.88     $190,089

Baker Biotech Fund I, L.P.          07/31/02     19,400      $6.00     $116,778

Baker Biotech Fund I, L.P.          08/01/02     49,000      $5.94     $292,192

Baker Biotech Fund I, L.P.          08/02/02     16,800      $5.82      $98,095

Baker Biotech Fund I, L.P.          08/05/02     32,100      $5.86     $188,803

Baker Biotech Fund I, L.P.          08/06/02     20,150      $6.00     $121,287

Baker Biotech Fund I, L.P.          08/07/02    100,100      $5.96     $598,948

Baker Biotech Fund I, L.P.          08/08/02     96,000      $5.99     $577,286

Baker Biotech Fund I, L.P.          08/09/02        300      $5.75       $1,731

Baker Biotech Fund II, L.P.         07/10/02     11,480      $5.37      $61,915

Baker Biotech Fund II, L.P.         07/11/02     39,630      $5.60     $222,574

Baker Biotech Fund II, L.P.         07/16/02      4,150      $6.23      $25,956

Baker Biotech Fund II, L.P.         07/18/02     16,250      $6.14     $100,124


                              Page 14 of 20 Pages

                                               NUMBER OF     PRICE/   AGGREGATE
NAME                                  DATE      SHARES       SHARE      AMOUNT
-------------------------------   ----------  -----------  ---------  ----------

Baker Biotech Fund II, L.P.         07/24/02     10,150      $5.65      $57,559

Baker Biotech Fund II, L.P.         07/24/02     21,700      $5.93     $129,217


Baker Biotech Fund II, L.P.         07/29/02     12,800      $5.90      $75,766

Baker Biotech Fund II, L.P.         07/30/02     29,850      $5.88     $176,216

Baker Biotech Fund II, L.P.         07/31/02     18,000      $6.00     $108,351

Baker Biotech Fund II, L.P.         08/01/02     46,747      $5.94     $278,757

Baker Biotech Fund II, L.P.         08/02/02     16,050      $5.82      $93,716

Baker Biotech Fund II, L.P.         08/05/02     30,600      $5.86     $179,980

Baker Biotech Fund II, L.P.         08/06/02     19,200      $6.00     $115,569

Baker Biotech Fund II, L.P.         08/07/02     95,500      $5.96     $571,424

Baker Biotech Fund II, L.P.         08/08/02     91,600      $5.99     $550,827

Baker Biotech Fund II, L.P.         08/09/02        250      $5.75       $1,443

Baker Bros. Investments, L.P.       07/10/02      1,120      $5.37       $6,041

Baker Bros. Investments, L.P.       07/11/02      3,870      $5.60      $21,735

Baker Bros. Investments, L.P.       07/16/02        450      $6.23       $2,815

Baker Bros. Investments, L.P.       07/18/02      1,750      $6.14      $10,783

Baker Bros. Investments, L.P.       07/24/02      1,100      $5.65       $6,238

Baker Bros. Investments, L.P.       07/24/02      2,300      $5.93      $13,696

Baker Bros. Investments, L.P.       07/29/02      1,400      $5.90       $8,287

Baker Bros. Investments, L.P.       07/30/02      3,200      $5.88      $18,891

Baker Bros. Investments, L.P.       07/31/02      1,950      $6.00      $11,738

Baker Bros. Investments, L.P.       08/01/02      5,000      $5.94      $29,816

Baker Bros. Investments, L.P.       08/02/02      1,700      $5.82       $9,926

Baker Bros. Investments, L.P.       08/05/02      3,300      $5.86      $19,410

Baker Bros. Investments, L.P.       08/06/02      2,050      $6.00      $12,339

Baker Bros. Investments, L.P.       08/07/02     10,150      $5.96      $60,733


                              Page 15 of 20 Pages

                                               NUMBER OF     PRICE/   AGGREGATE
NAME                                  DATE      SHARES       SHARE      AMOUNT
-------------------------------   ----------  -----------  ---------  ----------

Baker Bros. Investments, L.P.       08/08/02      9,700      $5.99      $58,330

Baker Bros. Investments II, L.P.    07/10/02      1,120      $5.37       $6,041

Baker Bros. Investments II, L.P.    07/11/02      3,870      $5.60      $21,735

Baker Bros. Investments II, L.P.    07/16/02        450      $6.23       $2,815

Baker Bros. Investments II, L.P.    07/18/02      1,800      $6.14      $11,091

Baker Bros. Investments II, L.P.    07/24/02      1,100      $5.65       $6,238

Baker Bros. Investments II, L.P.    07/24/02      2,400      $5.93      $14,291

Baker Bros. Investments II, L.P.    07/29/02      1,400      $5.90       $8,287

Baker Bros. Investments II, L.P.    07/30/02      3,250      $5.88      $19,186

Baker Bros. Investments II, L.P.    07/31/02      1,950      $6.00      $11,738

Baker Bros. Investments II, L.P.    08/01/02      5,100      $5.94      $30,412

Baker Bros. Investments II, L.P.    08/02/02      1,750      $5.82      $10,218

Baker Bros. Investments II, L.P.    08/05/02      3,300      $5.86      $19,410

Baker Bros. Investments II, L.P.    08/06/02      2,100      $6.00      $12,640

Baker Bros. Investments II, L.P.    08/07/02     10,450      $5.96      $62,528

Baker Bros. Investments II, L.P.    08/08/02     10,000      $5.99      $60,134

Baker/Tisch Investments, L.P.       07/10/02      1,960      $5.37      $10,571

Baker/Tisch Investments, L.P.       07/11/02      6,767      $5.60      $38,006

Baker/Tisch Investments, L.P.       07/16/02        650      $6.23       $4,065

Baker/Tisch Investments, L.P.       07/18/02      2,650      $6.14      $16,328

Baker/Tisch Investments, L.P.       07/24/02      1,650      $5.65       $9,357

Baker/Tisch Investments, L.P.       07/24/02      3,500      $5.93      $20,842

Baker/Tisch Investments, L.P.       07/29/02      2,100      $5.90      $12,430

Baker/Tisch Investments, L.P.       07/30/02      4,900      $5.88      $28,927

Baker/Tisch Investments, L.P.       07/31/02      3,000      $6.00      $18,059

Baker/Tisch Investments, L.P.       08/01/02      7,600      $5.94      $45,320


                              Page 16 of 20 Pages

                                               NUMBER OF     PRICE/   AGGREGATE
NAME                                  DATE      SHARES       SHARE      AMOUNT
-------------------------------   ----------  -----------  ---------  ----------

Baker/Tisch Investments, L.P.       08/02/02      2,600      $5.82      $15,181

Baker/Tisch Investments, L.P.       08/05/02      4,973      $5.86      $29,250

Baker/Tisch Investments, L.P.       08/06/02      3,123      $6.00      $18,798

Baker/Tisch Investments, L.P.       08/07/02     15,500      $5.96      $92,744

Baker/Tisch Investments, L.P.       08/08/02     14,900      $5.99      $89,600

Baker/Tisch Investments, L.P.       08/09/02         50      $5.75         $289


                              Page 17 of 20 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None of the Reporting Persons has any contracts, arrangements or understandings with any other Reporting Person or with any other person with respect to the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.     Agreement regarding the joint filing of this statement.


                              Page 18 of 20 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2002


                                       By: /s/ Andrew H. Tisch
                                           -------------------------------------
                                            Andrew H. Tisch

                                       By: /s/ Daniel R. Tisch
                                           -------------------------------------
                                            Daniel R. Tisch

                                       By: /s/ James S. Tisch
                                           -------------------------------------
                                            James S. Tisch

                                       By: /s/ Thomas J. Tisch
                                           -------------------------------------
                                            Thomas J. Tisch

                                       By: /s/ Bonnie J. Tisch
                                           -------------------------------------
                                            Bonnie J. Tisch

                                       By: /s/ Julian C. Baker
                                           -------------------------------------
                                            Julian C. Baker

                                       By: /s/ Felix J. Baker
                                           -------------------------------------
                                            Felix J. Baker


                              Page 19 of 20 Pages